OMAC BEVERAGE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: OMAC Beverage Securities, LLC (the "Company"), a Georgia limited liability company, was organized in April 2012 and became a broker-dealer in October 2012. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Georgia and Missouri, and its customers are located throughout the United States.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash deposits at a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is a Limited Liability Company that is taxed as a partnership under the Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members, and no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

Revenue Recognition: Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments: The Company's financial instruments, including cash and cash equivalents, prepaid expenses and other assets, accounts payable and due to related party, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $25,370 which was $20,370 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was .3684 to 1.0.

NOTE C – RELATED PARTIES

The Company has an expense sharing agreement with a related company. Under the terms of the agreement, the Company pays the affiliated company for personnel services and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2016 was approximately $39,395. The balance due to related party on the accompanying statement of financial condition arose from the services agreement.

NOTE D - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.

NOTE E – NET LOSS

The Company incurred a loss for 2016 and was dependent upon capital contributions from its members for working capital and net capital. The Company's members have represented that they intend to continue to make capital contributions as needed, to insure the Company's survival through January 1, 2018.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.